Exhibit 19

Securities Trades by FHLB Directors and Personnel Policy

FHLB CINCINNATI

March 2025

Policy Type:	Board
Policy Owner:	Human Resources
Policy Dates:
•Original Effective Date:	June 16, 2005
•Current Effective / Approval Date:	March 20, 2025
•Last Review Date:	March 20, 2025

Required Review Frequency:	Annually

1.OVERVIEW
Federal securities laws make it illegal for anyone, including any director, officer, employee or agent of FHLB Cincinnati (FHLB), to engage in “insider trading” or “tipping.” Insider trading occurs when a person trades in securities when they have material nonpublic information about those securities or provides that information to others who are not permitted to receive it. For Covered Persons (as defined below), this includes (i) trading in the securities of FHLB and trading in the securities of any other entities while in possession of material nonpublic information about such entities obtained in connection with such Covered Person’s work for or position at FHLB and (ii) sharing material nonpublic information about FHLB or another entity with any person not authorized by FHLB to receive it.
These prohibitions apply to the capital stock of FHLB, the debt securities issued by the FHLBank System and any other securities issued by FHLB at any time, as well as to securities of member institutions or other companies as described above.
The consequences of insider trading violations can be staggering.
For individuals who trade while in possession of material nonpublic information (or disclose material nonpublic information to others who trade):
1.Disgorgement of any profit gained, or loss avoided;
2.A civil penalty (in addition to disgorgement) of up to three times the profit gained, or loss avoided;
3.A criminal penalty of up to $5 million and prison terms of up to 20 years; and
4.Injunctions or cease and desist orders prohibiting future violations.
For FHLB (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:
1.A civil penalty of the greater of approximately $2.6 million or three times the profit gained, or loss avoided as a result of the employee’s violation;
2.A criminal penalty of up to $25 million; and
3.Injunctions or cease and desist orders prohibiting future violations.
For a Covered Person who violates this policy, FHLB imposed sanctions, including dismissal for cause, may result. The FHLB may also refer potential violators of law to appropriate authorities.
Any of the above consequences, even an SEC investigation that does not result in prosecution, may tarnish the FHLB’s reputation and irreparably damage the careers of those involved.

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2.PURPOSE
The purpose of this policy is to inform FHLB’s directors, officers, employees or agents of FHLB’s standards on trading, and causing the trading of, FHLB’s securities or the securities of certain other companies while in possession of material nonpublic information and each person’s obligations including both legal and regulatory guidelines and ramifications for insider trading.
3.SCOPE
This policy applies to the FHLB’s directors, officers, employees, consultants, outside contractors (each, a Covered Person) and agents.
4.DEFINITIONS
Insider Trading: Initiating a security purchase or sale, or offering to purchase or sell a security, when a person possesses material nonpublic information.
Material Information: Information that has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision.
Examples include: financial results; projections of future earnings or losses; changes in dividend policies; offerings of securities; changes in management or the board of directors; mergers, acquisitions or divestitures; significant new products or changes in pricing; significant write-downs in assets or increases in reserves, impending financial liquidity problems; significant litigation; changes in debt ratings; major changes in accounting methods or policies; cybersecurity risks and incidents, including vulnerabilities and breaches; regulatory or other governmental investigations or actions, and the gain or loss of a substantial member, customer or counterparty. This list is merely illustrative and not wholly inclusive. Material Information with regard to insider trading depends on its public or nonpublic nature.
Nonpublic Information: Any information that has not been disclosed generally to the marketplace or the investing public. Information becomes public when it has been released through appropriate channels, such as a press release, governmental filing, public statement from a senior officer, or public website posting. This information is still considered to be nonpublic until enough time has elapsed after such a release for the investing public to evaluate the information. ALL information that you learn about the FHLB (or any other company) in connection with your employment or other relationship with the FHLB is nonpublic information until it has become public through one of the methods described above.
Tipping: Passing material nonpublic information to another person who may buy or sell securities based on that information. A “tippee” is the receiver of material

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nonpublic information. Penalties for tipping apply whether or not you derive benefit from another’s actions. Recommending that others buy or sell securities, even without telling them why, can still be unlawful if, at the time you recommend, you are in possession of, or are in a position to be in possession of, material nonpublic information about the issuer of the security.
Trading Blackout Periods: A specified timeframe when trading in specific securities is restricted. Trading Blackout Periods include (i) a period beginning the calendar day immediately prior to the last day of any fiscal quarter and ending following the completion of two full business days after FHLB’s results for the prior quarter are publicly released and (ii) other periods determined by the Board of Directors or a designated committee.
5.ROLES & RESPONSIBILITIES
1.The Board is responsible for the approving, interpreting and addressing violations of this policy.
2.The Senior Vice President, Chief Human Resources and Inclusion Officer is responsible for implementing and maintaining the policy and ensuring acknowledgements are received and tracked as required.
6.POLICY
The requirements and prohibitions in this policy are supplemental and in addition to the FHLB’s Standards of Conduct, Directors’ Conflict of Interests, Code of Ethics for Senior Financial Officers and Information Security policies. In the event of a conflict between this policy and any of the policies listed above, the most restrictive applicable requirement will control.
Restrictions on Trading, Hedging and Margining: If a director, officer or any employee has material nonpublic information relating to FHLB or the FHLB System, it is FHLB’s policy that neither that person nor any related person may (1) buy or sell securities of FHLB or FHLB System or engage in any other action to take advantage of that information (including hedging or margining securities) or (2) communicate that information to other persons not having a need to know the information for legitimate, FHLB-related reasons. This policy also applies to information obtained by a director, officer or employee relating to any member institution, counterparty, vendor or other company. Even transactions that may be motivated by or justified on independent reasons (such as the need to raise money for any emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided to preserve the FHLB’s reputation for adhering to the highest standards of conduct.
When Information Is Public: If you are in possession of material information which has not previously been made public, it is also improper for you to enter a trade immediately after FHLB, the member institution or other company has made a public announcement of the information. Before entering into a trade, the

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investing public must be afforded sufficient time to receive the information and act upon it. Although the amount of time you must wait varies with the type and complexity of the information released; a good general rule is to wait until the second business day following the public release of the information before engaging in a trade.
Twenty-Twenty Hindsight: If your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction, carefully consider how regulators and others might view your transaction in hindsight.
Transactions by a Director’s Institution: The restrictions set forth above apply to member institutions where a director serves as an officer or director. Directors should not discuss material nonpublic information with the individuals at their institutions who make decisions or execute transactions involving either the capital stock of FHLB (other than normal transactions in connection with FHLB Mission Asset Activity or otherwise pursuant to the terms of the Capital Plan), the debt issued by the FHLB System or the securities of other member institutions. Directors are responsible for the compliance with policies of their institutions.
Transactions by Family Members: Although family members cannot own FHLB capital stock, they can own FHLB System debt securities. The restrictions set forth above apply to your family members and others living in your household, and you are responsible for their compliance. You should not discuss material nonpublic information with family or household members. During times when you possess material nonpublic information, family and household members should be done without revealing the information you possess.
In the context of insider trading, there is no precise definition of family member. Your spouse and any person living in your household (whether or not related to you) definitely are included, as are children temporarily living away from home. Adult relatives of you and your spouse (parents, grown children, siblings, etc.) who do not live with you arguably are beyond your control. Bear in mind that transactions by these persons are likely to be suspect in an insider trading investigation. Therefore, it is crucial that you do not disclose confidential information concerning the FHLB, any member institution, counterparty, vendor or other company to anyone, including members of your household and your extended family.
Disclosing Information to Others: Whether the information is proprietary information about FHLB or information that could have an impact on the desire to buy, hold or sell FHLB stock or FHLB System debt securities, you must not pass the information on to others (including other persons within the FHLB, family members, friends and, if you are a director, employees of your member institution) unless the person has a need to know the information for legitimate FHLB-related reasons. Be careful not to discuss such information in public places

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where it can be overheard, such as elevators, restaurants, taxis and airplanes; do not leave confidential documents on conference tables, desks or otherwise unguarded; and take whatever other steps are reasonably necessary to keep confidential information from being disclosed. Even within FHLB, confidential information should be distributed or discussed with others only on a need-to-know basis, and those people should be told that the information is confidential.
If you improperly reveal material nonpublic information to another person, you can be held liable for the trading activities of your “tippee” and of any other person with whom the tippee shares the information. These penalties apply whether or not you benefit financially from the trades and whether or not you know or intended that another person would trade on the basis of the information revealed. In order to avoid even the appearance of impropriety, it is recommended that you refrain from providing advice or making recommendations regarding the purchase or sale of FHLB System debt securities, whether or not you are then in possession of material nonpublic information.
In addition, you must be especially alert to inquiries about the FHLB and the FHLB System, which may be made by the financial press, investment analysts, trade analysts, member institutions or, depending on the situation, other System FHLBanks. All such communications on behalf of the FHLB except such communication in the ordinary course of transacting FHLB business must be made through an appropriately designed officer under carefully controlled circumstances. Unless you are expressly authorized to the contrary, if you receive inquiries of this nature, you should decline comment and refer the inquirer to the FHLB President, Senior Vice President, General Counsel or the First Vice President, Corporate Secretary & Counsel.
Trading in Securities of Members: The penalties for insider trading and the policy apply equally to material nonpublic information concerning member institutions and other System FHLBanks. FHLB routinely is in possession of nonpublic information related to its member institutions and often as to other System FHLBanks. You (and, if you are an elected director, your member institution) are prohibited from trading in the securities of any member institution about which you have material nonpublic information, and you must not disclose such information to others unless the person has a need to know the information for legitimate, FHLB-related reasons.
Trading in Securities of Vendors and Counterparties: The penalties for insider trading, and this policy also apply to material nonpublic information concerning vendors, counterparties and other companies with which FHLB has business dealings that you obtain through your employment or association with the FHLB. You must refrain from trading securities of another company (whether public or private) while in possession of such material nonpublic information concerning it,

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and you must not disclose such information to others unless the person has a need to know the information for legitimate, FHLB-related reasons.
Trading Blackout Periods: A trading blackout period notice will state how long the trading blackout period will be in effect. During a trading blackout period, Covered Persons are strictly prohibited from trading in the FHLB’s securities (other than normal transactions by members in connection with FHLB Mission Asset Activity or otherwise pursuant to the terms of the Capital Plan), regardless of whether they do, in fact, possess material nonpublic information. These are additional trading restrictions adopted by the FHLB to guard against even the appearance of impropriety. They are in addition to and not in substitution for the prohibitions on insider trading that apply generally to FHLB personnel. Depending upon the reason for the blackout, FHLB may cease repurchases of FHLB excess stock or prohibit trading in member securities or FHLBank System debt securities.
Pre-Approval Requirement—Excess Stock Redemptions: Excess stock redemption requests from member institutions that have a director or officer who also is a director of FHLB must be approved by the Board of Directors or, in circumstances where the full board is not available, by the Executive Committee of the Board; provided, however, that Board approval is not required if management determines a redemption request is due to Mission Asset Activity volatility.
Pre-Approval Requirement—Purchasing, Hedging or Margining related to FHLB System debt securities: Any purchase, hedging or margining related to FHLB System debt securities (generally excluding transactions through mutual funds or similar investments), must be approved by the Senior Vice President, General Counsel.
7.COMPLIANCE AND ENFORCEMENT
Any person who has any questions about specific transactions or general questions about the policy may obtain additional guidance from the Senior Vice President, General Counsel. Remember, however, the ultimate responsibility for adhering to this policy (including legal/regulatory requirements and avoiding improper transactions) rests with you. In this regard, it is critical that you use your best judgement.
You will be required to certify that you understand and will comply with this policy. Failure to comply may be grounds for your dismissal from employment for cause or, if you are director, your removal from the Board. Additional legal/regulatory consequences may also apply.
8.EXCEPTIONS TO POLICY
No exceptions permitted.

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8.1Policy Waiver
Policy will not be waived.
8.2Policy Violations
Any violation of this policy is to be reported immediately to the President, General Counsel or to the Board.

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